October 25, 2021
BY EMAIL

Jeffrey Skinner, Esq.
Kilpatrick Townsend & Stockton LLP
1001 West Fourth Street
Winston-Salem, NC 27101

       Re:     Connors Funds
               Registration Statement on Form N-1A
               File Nos. 333-259791 and 811-23742

Dear Mr. Skinner:

On September 24, 2021, the Connors Funds filed an initial registration statement on Form N-1A
under the Securities Act of 1933 (   1933 Act   ) and the Investment Company
Act of 1940 (   1940
Act   ). We have reviewed the filing and have the following comments. All capitalized terms not
otherwise defined herein have the meaning given to them in the registration statement.

General Comments

1. We note that portions of the registration statement are missing information or contain bracketed disclosure. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

2. Please note that comments we give on disclosure in one section apply to other sections of the filing that contain the same or similar disclosure.

3. Please confirm whether a party other than the Fund   s sponsor or one of its
affiliates is
   providing the Fund   s initial (seed) capital. If yes, please supplementally
identify the party
   providing the seed capital and describe its relationship with the Fund.

Facing Sheet

4. The box checked for    as soon as practicable    .    should be in response
to a heading titled
      Approximate Date of Proposed Public Offering.    Please also add caption
  Title of
   Securities Being Registered    and add appropriate response. See instruction
at the bottom of
   Form N-1A facing sheet.
 Jeffrey Skinner, Esq.
Kilpatrick Townsend & Stockton LLP
Page 2 of 6

Risk/Return Summary (page 3)

5. The staff recommends that, for clarity, the heading be revised as    Fund
Summary.

   Fees and Expenses (page 3)

6. Under    Fees and Expenses,    for the line item    Less Management Fee
Reductions    ,    please
   delete    Less.    See Instruction 3(e) to Item 3.

7. Under    Fees and Expenses,    please confirm that the fee waiver discussed
in footnote 2 will
   terminate at least 1 year after the effective date of the registration statement.

   The last sentence of footnote 2 is incomplete. Please revise.

8. In the narrative preceding the Example, please delete the latter part of the third sentence
   beginning with    the operating expenses of the fund    and in its place
insert disclosure that the
   waiver is only reflected in the first year of each example shown below.

   Principal Investment Strategies (page 4)

9. The first sentence of the second paragraph refers to    other securities.
Please specify what
   other securities are being referenced and also add corresponding principal risk disclosure as needed.

10. Please briefly describe each of the characteristics identified in the third sentence of the
    second paragraph:    fundamental quality, strong profitability, and proven
management
    teams.

11. The last sentence of the second paragraph states the Adviser may determine to sell an equity security if, among other reasons, there has been an alteration of the
Adviser   s initial
    investment thesis. Please clarify what this means, for example, does it mean if the adviser decides to change the way it implements the Fund's investment strategy?

12. In first paragraph on page 5, please explain in detail what options are, how call options work, and how the fund will implement its call option strategy. Please also explain in plain English
    how call options hedge a decline in the value of the fund   s expected
securities holdings.

   In the last sentence, please also explain in plain English what the terms
put options    and
      put spreads    mean and also specify what kind of    broad-based
securities indexes    are being
   referred to, i.e., large and/or mid-cap indexes.

Principal Risks (page 5)

13. The disclosure in Active Management Risk states that the Fund could underperform its benchmark index. However, there is no benchmark index identified in the principal
 Jeffrey Skinner, Esq.
Kilpatrick Townsend & Stockton LLP
Page 3 of 6

   investment strategies. Please either update the strategies section or delete this reference to it under principal risks.

14. We note that the principal risks appear in alphabetical order except for the last one. Please confirm the Fund has organized the risks to prioritize those that are most likely to adversely
    affect the Fund   s net asset value, yield and total return. Please note
that after listing the most
    significant risks to the fund, the remaining risks may be alphabetized. See, ADI 2019-08,
    Improving Principal Risks Disclosure.

15. As part of Options Risk, please also explain the concept of being out-of-the money and explain how an option can become worthless. Please also disclose the risk that there is no guarantee that a market will exist for buying or selling options and also describe the risk related to the speculative nature of options.

   The staff also suggests adding Counterparty Risk.

16. Note typo in last sentence of    Portfolio Turnover Risk.

Performance Summary (page 7)

17. Please supplementally identify the broad-based index against which performance will be measured. See, Instruction 2 to Item 4 of Form N-1A.

Management of the Fund (page7)

18. Disclose that Messrs. Cagliola and Hahn are primarily and jointly responsible for the day-to-
    day management of the Fund and provide a month and year in lieu of    Since
inception of the
    Fund.

Additional Information Regarding the Fund   s Investment Objective, Investment
Strategies
and Related Risks (page 9)

19. Revise latter portion of heading as    Principal Investment Strategies and
Principal Risks    and
    also reflect this change in the applicable ensuing subheadings.

20. With respect to the 80% investment policy in first paragraph under Investment Strategies,
    please disclose as applicable the Board   s right to change the 80% policy
without shareholder
    approval subject to at least 60 days    prior written notice to
shareholders.

21. Provide add the substance of the first paragraph on page 10 to the summary of principal investment strategies as well as applicable related risks.

22. Please add    Money Market Funds    risk appearing on page 14 to the
summary of principal
    risks.
 Jeffrey Skinner, Esq.
Kilpatrick Townsend & Stockton LLP
Page 4 of 6

Fund Management (page 14)

23. Please disclose in this section that the Adviser   s duties are subject to
the Board   s oversight or
    authority. Please also consider providing the value of assets under the
Adviser   s
    management.

24. In the fourth sentence of the first paragraph, specify what kind of services the Adviser is providing and also note the typo in last clause of the sentence.

25. In first sentence under    Portfolio Managers    on page 15, please revise
as    primary and joint
    responsibility,    if accurate.

Related Performance of Adviser (page 17)

26. Please delete the last sentence of the first paragraph.

27. Please confirm that there are no other accounts that are substantially similar to the Fund and are managed by the Adviser for purposes of calculating prior performance other than the
    Account.

28. Please represent supplementally that the Fund has the records necessary to support the calculation of the performance as required by rule 204-2(a)(16) under the Investment
    Advisers Act.

How to Buy Shares (page 19)

29. Please disclose the minimum amounts required Under    Subsequent
Investments    on page 21.
    See Item 11(b).

30. In the fifth sentence of the first paragraph, under    Frequent Trading
Policies    on page 23,
    please expand on the circumstances under which purchase orders may be rejected and what privileges would be temporarily or permanently revoked. See Item 11(e)(4)(iii).

STATEMENT OF ADDITIONAL INFORMATION (   SAI   )

Fundamental Restrictions (page 21)

31. Restriction 1 (issue senior securities) and 3 (act as underwriter) use the following language:
       as permitted under the 1940 Act    and    as interpreted or modified by
regulatory authority
    having jurisdiction, from time to time.    Please provide further
disclosure after the
    investment restriction regarding each investment limitation so an investor fully understands the exact limitations (see, e.g., the disclosure regarding borrowings and making loans that follows the fundamental restrictions).
 Jeffrey Skinner, Esq.
Kilpatrick Townsend & Stockton LLP
Page 5 of 6

Trustees and Officers Table (page 26)

32. In the first column, the caption and related disclosure should be    Age
instead of Year of
    Birth.

Trustees Ownership of Fund Shares and Other Interests (page 29)

33. Provide information in table format. See Item 17(b)(4).

Proxy Voting Policies and Procedures (page 37)

34. Reconcile reference to Appendices B and C with Appendix A and the table of contents.

Portfolio Holdings Disclosure Policy (page 38)

35. In the fifth paragraph, identify each applicable third party provider and confirm each is subject to a duty of confidentiality and to not trade on non-public information.

   In the sixth paragraph, confirm and disclose that any other third parties are subject to a duty of confidentiality and to not trade on non-public information.

36. Pursuant to Item 16(f)(1)(vi) and (vii), disclose procedures used to ensure disclosure in best interest of shareholders, to address conflicts, and the manner in which Board exercises oversight.

PART C

37. Please include 1933 Act file numbers and hyperlinks to each exhibit, and any other information incorporated by reference into the registration statement. See Rule 411 under the
    1933 Act and Rule 0-4 under the 1940 Act.

38. With respect to Item 28, Exhibit (a)(2), Agreement and Declaration of Trust, please note the following regarding the provisions under Article VIII, Section 2, Derivative Actions.

   Please disclose the substance of Sections 2(a)(iii) and 2(b) in an appropriate location in the prospectus. Section 2(a)(iii) is a requirement that for derivative actions to take place, the complaining shareholder must first submit a written demand to the Board.
Section 2(b)
   speaks to the timing of Board consideration of such a written demand.

   Please revise Section 2(a)(iv) (need a majority ownership of shareholders to join action) to state that the provision does not apply to claims arising under the federal securities laws.
   Please also disclose in an appropriate location in the prospectus the provision and that the provision does not apply to claims arising under the federal securities laws.

39. Please clarify response to Item 31, i.e., what document/information is being incorporated by reference.
 Jeffrey Skinner, Esq.
Kilpatrick Townsend & Stockton LLP
Page 6 of 6

40. Provide undertaking required by Item 35.

                                               ***

A response to this letter should be in the form of a pre-effective amendment filed pursuant to
Rule 472 under the Securities Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

You may contact me at (202) 551-6767 or ohm@sec.gov if you have any questions.



                                                      Sincerely,

                                                      /s/ Sonny Oh

                                                      Sonny Oh
                                                      Senior Counsel
                                                      Disclosure Review and
Accounting Office


cc:    Andrea Ottomanelli Magovern, Assistant Director
       Sumeera Younis, Branch Chief